Alan Denenberg	Davis Polk & Wardwell LLP
+1 650 752 2004	1600 El Camino Real
alan.denenberg@davispolk.com	Menlo Park, CA 94025

April 22, 2022

Re:	Dynamics Special Purpose Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed April 1, 2022

File No. 333-262707

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ameen Hamady

Wilson Lee

Isabel Rivera

Jeffrey Gabor

Ladies and Gentlemen:

On behalf of our client, Dynamics Special Purpose Corp. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to Amendment No. 1 to the Company’s Registration Statement on Form S-4 (the “First Amended Registration Statement”) contained in the Staff’s letter dated April 19, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the First Amended Registration Statement and is filing Amendment No. 2 to the Registration Statement on Form S-4 (the “Second Amended Registration Statement”) together with this response letter. The Second Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated below in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Second Amended Registration Statement. Capitalized terms not otherwise defined in this response letter have the meaning given to them in the Second Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4 Filed April 1, 2022

Market and Industry Data, page ii

1.	We note your response to prior comment 3 and reissue the comment. Please revise to clarify that you are responsible for all disclosure in the prospectus.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page ii of the Second Amended Registration Statement accordingly.

Background of the Business Combination, page 112

2.	We note your response to prior comment 9 and reissue the comment. Please provide the exact number of shares that will have registration rights after the consummation of the business combination.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages xv, 209 and 210 of the Second Amended Registration Statement accordingly.

3.	We note your response to prior comment 21 and reissue the comment in part. Please clarify whether the $240,000,000 equity valuation of Senti was subject to any negotiation between the parties.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 123 and 125 of the Second Amended Registration Statement accordingly. The Company confirms that the only negotiations that occurred in respect of the $240,000,000 equity valuation for Senti are as stated in the Second Amended Registration Statement.

4.

We note within your disclosure on page 115 you reference financial projections provided by Senti Biosciences, Inc. to DYNS. Please disclose these projections and discuss in detail how the projections were considered and used by management and the board in evaluating the transaction.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 117 of the Second Amended Registration Statement to clarify the nature of the financial information received, which consisted of internally prepared analyses related to the anticipated cash requirements for Senti’s business. As a preclinical, biotechnology company, Senti has not historically prepared “projections” and the foregoing analyses were not prepared with a view toward public disclosure. While the Company considered the financial analyses provided by Senti to be a useful part of the overall due diligence process, it was not material in management’s and the Board’s evaluation of the potential transaction. The foregoing financial information was not reviewed by the Board in connection with its evaluation of the Business Combination, nor were any such financial analyses provided by the Company or Senti to any of the PIPE Investors or otherwise used in the process of marketing the Business Combination. Such financial analyses were simply one input in the broader mix of information that the Company’s management used to educate itself in connection with evaluating whether to pursue the Senti opportunity.

The Board’s Reasons for Approval of the Business Combination, page 127

5.

We note your response to prior comment 25 and your revised disclosure on page 127. Please expand your discussion of the Comparable Company Analysis to identify the specific financial information used in the analyses and provide an illustrated table to show the multiples used in comparison to Senti Biosciences, Inc.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 130 of the Second Amended Registration Statement accordingly. With respect to multiples, the Company confirms that no earnings or revenue multiples were considered by the DYNS Board due to the early stage nature of Senti’s and the comparable companies’ businesses and the fact that such multiples were not available.

Unaudited Pro Forma Condensed Financial Information, page 159

6.

We note your response to prior comment 33. Please further expand your disclosures to disclose the actual calculation of the 0.1953 assumed exchange ratio rather than merely referring to certain terms in the Business Combination Agreement. In that regard, your disclosures should clearly outline how the exchange ratio was calculated including disclosing the amounts related to terms such as the Fully Diluted Company Capitalization (as defined in the Business Combination Agreement).

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 169 of the Second Amended Registration Statement accordingly.

Please do not hesitate to contact me at (650) 752 2004 or alan.denenberg@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Alan Denenberg
Alan Denenberg

cc	Mostafa Ronaghi, Ph.D., Chief Executive Officer, Dynamics Special Purpose Corp.

Jocelyn Arel, Goodwin Procter LLP

Michael Patrone, Goodwin Procter LLP

Maggie Wong, Goodwin Procter LLP

April 22, 2022	2